Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) POLL RESULTS OF THE SECOND EXTRAORDINARY

GENERAL MEETING OF 2023, 2023 FIRST CLASS MEETING

FOR HOLDERS OF A SHARES AND 2023 FIRST CLASS

MEETING FOR HOLDERS OF H SHARES；

AND (2) APPOINTMENT OF DIRECTOR

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and accept legal responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM AND CLASS MEETINGS

The second extraordinary general meeting of 2023 of the Company (the “EGM”), the class meeting for holders of A shares of the Company (the “A Share Class Meeting”) and the class meeting for holders of H shares of the Company (the “H Share Class Meeting”, together with A Share Class Meeting, the “Class Meetings”) was held immediately one after another from 9:00 a.m. on Thursday, 3 August 2023 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC. The EGM and Class Meetings were convened by the Board and were chaired and presided over by Mr. Ma Xu Lun, the Chairman of the Board. Save for executive Director Mr. Luo Lai Jun, independent non-executive Director Mr. Guo Wei and chairman of the Supervisory Committee Mr. Ren Ji Dong who did not attend the EGM and Class Meetings due to other business arrangement, other Directors and supervisors of the Company attended the EGM and Class Meetings. Some members of the senior management of the Company also attended the EGM and Class Meetings. None of the resolutions proposed at the EGM and Class meetings was vetoed or amended.

The total number of shares (the “Shares”) of the Company entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 18,120,905,510. 320 shareholders of the Company (the “Shareholders”) and authorized proxies (of which 316 are A Shareholders and 4 are H Shareholders) holding an aggregate of 14,891,399,684 Shares carrying voting rights, representing approximately 82.18% of the total number of voting Shares of the Company, were present at the EGM.

Number of Shareholders and authorized proxies attended the EGM	320
Of which: number of holders of A shares of the Company(the “A Shareholders”)	316
number of holders of H shares of the Company (the “H Shareholders”)	4
Total number of voting Shares held (Shares)	14,891,399,684
Of which: total number of Shares held by A Shareholders	11,456,553,659
total number of Shares held by H Shareholders	3,434,846,025
Percentage of the total number of voting Shares of the Company (%)	82.18
Of which: percentage of total number of Shares held by A Shareholders (%)	63.22
percentage of total number of Shares held by H Shareholders (%)	18.96

The total number of A Shares entitling the holders to attend and vote for or against the resolutions proposed at the A Share Class Meeting was 13,476,908,202. 316 Shareholders and authorized proxies holding an aggregate of 11,456,553,659 A Shares carrying voting rights, representing approximately 85.01% of the total number of voting A Shares, were present at the A Share Class Meeting.

Number of Shareholders and authorized proxies attended the A Share Class Meeting	316
Total number of voting Shares held (Shares)	11,456,553,659
Percentage of the total number of voting A Shares of the Company (%)	85.01

The total number of H Shares entitling the holders to attend and vote for or against the resolutions proposed at the H Share Class Meeting was 4,643,997,308. 3 Shareholders and authorized proxies holding an aggregate of 3,443,250,025 H Shares carrying voting rights, representing approximately 74.14% of the total number of voting H Shares, were present at the H Share Class Meeting.

Number of Shareholders and authorized proxies attended the H Share Class Meeting	3
Total number of voting Shares held (Shares)	3,443,250,025
Percentage of the total number of voting H Shares of the Company (%)	74.14

China Southern Air Holding Company Limited, Nan Lung Holding Limited and Perfect Lines (Hong Kong) Limited, who are directly and indirectly holding an aggregate of 12,053,304,972 Shares, representing approximately 66.52% of the issued share capital of the Company as at the date of this announcement, are required to abstain from voting on the resolutions No. 1, No. 5 to No. 11 and No. 13 at the EGM, and are required to abstain from voting on all resolutions at the Class Meetings, respectively. China Southern Air Holding Company Limited, Nan Lung Holding Limited and Perfect Lines (Hong Kong) Limited had abstained from voting in relation to the respective resolutions as disclosed above.

Save as disclosed above, No Shareholder was required to abstain from voting on the resolutions at the EGM and Class Meetings pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the EGM and Class Meetings pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the EGM and Class Meetings were duly passed and the poll results are as follows:

I. EGM

Ordinary Resolutions

1.	Resolution: Resolution regarding the Satisfaction of the Conditions of the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,929,426,432	94.0227	111,852,291	5.4506	10,806,000	0.5267
H Shares	803,518,327	97.6658	14,387,662	1.7487	4,816,000	0.5855

Total	2,732,944,759	95.0653	126,239,953	4.3912	15,622,000	0.5435

2.	Resolution: Resolution regarding the Feasibility Report on the Use of Proceeds from the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	11,335,293,487	98.9415	110,454,172	0.9641	10,806,000	0.0944
H Shares	3,417,617,232	99.4984	12,412,793	0.3613	4,816,000	0.1403

Total	14,752,910,719	99.0700	122,866,965	0.8250	15,622,000	0.1050

3.	Resolution: Resolution regarding the Report on Use of Proceeds from the Previous Fund Raising Activities.

Result: Passed

Details:

	For		Against		Abstain
Types	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	11,335,314,787	98.9417	6,294,650	0.0549	114,944,222	1.0034
H Shares	3,417,617,232	99.4984	12,412,793	0.3613	4,816,000	0.1403

Total	14,752,932,019	99.0701	18,707,443	0.1256	119,760,222	0.8043

4.

Resolution: Resolution regarding the Impacts of Dilution of Current Returns of the Issue of Shares to Specific Entities and the Remedial Returns Measures and the Undertakings from Controlling Shareholder, Directors and Senior Management of the Company on the Relevant Measures.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	11,333,895,368	98.9293	7,714,369	0.0673	114,943,922	1.0034
H Shares	3,415,642,363	99.4409	14,387,662	0.4188	4,816,000	0.1403

Total	14,749,537,731	99.0473	22,102,031	0.1484	119,759,922	0.8043

Special Resolutions

5.	Resolution: Resolution regarding the Demonstration and Analysis Report relating to the Company’s Plan on Issue of Shares to Specific Entities.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,929,426,432	94.0227	111,852,291	5.4506	10,806,000	0.5267
H Shares	803,518,327	97.6658	14,387,662	1.7487	4,816,000	0.5855

Total	2,732,944,759	95.0653	126,239,953	4.3912	15,622,000	0.5435

6.00 Resolution: Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company (The resolution has been passed by voting on esch of the following resolutions):

6.01	Resolution: Types of Shares to be issued and the nominal value;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,521	93.9663	113,010,302	5.5070	10,805,900	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,736	94.9105	130,690,076	4.5460	15,621,900	0.5435

6.02	Resolution: Issue method and period;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.03	Resolution: Subscribers and subscription method;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.04	Resolution: Price benchmark date, issue price and pricing method;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.05	Resolution: Number of shares to be issued;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.06	Resolution: Lock-up period;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.07	Resolution: Proceeds raised and the use of proceeds;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,929,666,540	94.0344	111,612,183	5.4389	10,806,000	0.5267
H Shares	802,201,084	97.5057	15,704,905	1.9088	4,816,000	0.5855

Total	2,731,867,624	95.0278	127,317,088	4.4287	15,622,000	0.5435

6.08	Resolution: Place of listing;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities;

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

6.10	Resolution: Validity period of this resolution regarding the issue of A Shares to specific entities.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

7.	Resolution: Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	130,690,076	4.5460	15,622,000	0.5435

8.	Resolution: Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,929,426,432	94.0227	7,714,369	0.3759	114,943,922	5.6014
H Shares	803,518,327	97.6658	14,387,662	1.7487	4,816,000	0.5855

Total	2,732,944,759	95.0653	22,102,031	0.7688	119,759,922	4.1659

9.	Resolution: Resolution regarding the Connected Transactions involved in the Issue of H Shares to Specific Entity by the Company.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,891,130,104	92.1565	46,010,397	2.2421	114,944,222	5.6014
H Shares	730,914,937	88.8410	86,991,050	10.5735	4,816,002	0.5855

Total	2,622,045,041	91.2076	133,001,447	4.6264	119,760,224	4.1660

10.

Resolution: Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,928,268,421	93.9663	8,872,380	0.4323	114,943,922	5.6014
H Shares	800,226,215	97.2656	17,679,774	2.1489	4,816,000	0.5855

Total	2,728,494,636	94.9105	26,552,154	0.9236	119,759,922	4.1659

11.

Resolution: Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Issue of H Shares to Specific Entity by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,890,226,704	92.1125	46,914,097	2.2861	114,943,922	5.6014
H Shares	728,252,091	88.5173	89,653,896	10.8972	4,816,002	0.5855

Total	2,618,478,795	91.0836	136,567,993	4.7505	119,759,924	4.1659

12.

Resolution: Resolution regarding the Board or the Authorised Person(s) thereof being Authorised to Amend the Relevant Articles of the Articles of Association of China Southern Airlines Company Limited upon Completion of the Issue of Shares to Specific Entities.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	11,329,364,301	98.8898	12,245,536	0.1068	114,943,822	1.0034
H Shares	3,394,142,312	98.8149	35,887,711	1.0448	4,816,002	0.1403

Total	14,723,506,613	98.8725	48,133,247	0.3232	119,759,824	0.8043

13.

Resolution: Resolution regarding the Board or the Authorised Person(s) thereof being Authorised by the General Meeting with Full Power to Deal with All Matters relating to the Issue of A Shares to Specific Entities and the Issue of H Shares to Specific Entities.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	1,924,895,365	93.8019	12,245,536	0.5967	114,943,822	5.6014
H Shares	782,018,276	95.0525	35,887,711	4.3620	4,816,002	0.5855

Total	2,706,913,641	94.1598	48,133,247	1.6743	119,759,824	4.1659

Ordinary Resolution (by accumulative voting method)

Resolution		Number of votes	Percentage of the number of votes against the total number of votes with valid voting rights present at the EGM(%)	Whether elected or not
14.00	Resolution regarding the election of independent non-executive Director for the 9th session of the Board of the Company:
14.01	Resolution regarding the election of Ms. Pansy Catilina Chiu King Ho as an independent non-executive Director for the 9th session of the Board of the Company.	14,411,941,857	96.7803	Yes

More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 5 to No. 13 at the EGM. More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 4 at the EGM. Accumulative Voting was used in carrying out the voting and the counting of voting results in respect of Resolution No. 14.00. As the votes cast for the candidate of Director are more than half of the total number of Shares held by all Shareholders attending the EGM (before accumulation), the candidate has been elected as a director.

II. A Share Class Meeting

Special Resolutions

1.00	Resolution: Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company (The resolution has been passed by voting on esch of the following resolutions):

1.01	Resolution: Types of Shares to be issued and the nominal value;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,521	93.9663	113,010,302	5.5070	10,805,900	0.5267

1.02	Resolution: Issue method and period;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.03 Resolution: Subscribers and subscription method;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.04 Resolution: Price benchmark date, issue price and pricing method;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.05 Resolution: Number of shares to be issued;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.06	Resolution: Lock-up period;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.07	Resolution: Proceeds raised and the use of proceeds;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,929,666,540	94.0344	111,612,183	5.4389	10,806,000	0.5267

1.08	Resolution: Place of listing;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

1.10	Resolution: Validity period of this resolution regarding the issue of A Shares to specific entities.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

2.	Resolution: Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	113,010,302	5.5070	10,806,000	0.5267

3.	Resolution: Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,929,426,432	94.0227	7,714,369	0.3759	114,943,922	5.6014

4.

Resolution: Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,928,268,421	93.9663	8,872,380	0.4323	114,943,922	5.6014

More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 4 at the A Share Class Meeting.

III. H Shares Class Meeting

Special Resolutions

1.00	Resolution: Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company (The resolution has been passed by voting on esch of the following resolutions):

1.01 Resolution: Types of Shares to be issued and the nominal value;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.02	Resolution: Issue method and period;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.03	Resolution: Subscribers and subscription method;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.04	Resolution: Price benchmark date, issue price and pricing method;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.05	Resolution: Number of shares to be issued;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.06	Resolution: Lock-up period;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.07	Resolution: Proceeds raised and the use of proceeds;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	802,196,267	96.5192	24,113,722	2.9012	4,816,000	0.5796

1.08	Resolution: Place of listing;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	25,868,591	3.1124	5,036,000	0.6061

1.09	Resolution: The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities;

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

1.10	Resolution: Validity period of this resolution regarding the issue of A Shares to specific entities.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

2.	Resolution: Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

3.	Resolution: Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	803,512,327	96.6775	22,797,662	2.7429	4,816,000	0.5796

4.

Resolution: Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	800,221,398	96.2815	26,088,591	3.1389	4,816,000	0.5796

More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 4 at the H Share Class Meeting.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of voting at the EGM and Class Meetings. (Note)

Lv Hui and Huang Kuangchun, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the EGM and Class Meetings and issued legal opinion stating that the convening, holding and voting procedures of the EGM and Class Meetings are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the EGM and Class Meetings and the convener are lawful and valid, and that voting results of the EGM and Class Meetings and the resolutions passed at the EGM and Class Meetings are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTOR

The Company is pleased to announce that Ms. Pansy Catilina Chiu King Ho (“Ms. Ho”) is elected as an independent non-executive Director of the 9th session of the Board after approval by the Shareholders at the EGM and the said appointment took effect on the date of passing of the relevant resolution at the EGM.

Ms. Ho will enter into a service contract with the Company and shall hold her office until the expiration of the term of the 9th session of the Board. The biographical details and the emolument information of Ms. Ho has been set out in the announcement of the Company dated 13 July 2023.

The Board would like to take this opportunity to welcome Ms. Ho to join the Board.

Save as disclosed above and the announcement of the Company dated 13 July 2023, as at the date of this announcement, Ms. Ho (i) has not held any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years or any other major appointments and professional qualifications; (ii) has not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) has not held any other position with the Group; and (iv) has not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the date of this announcement, save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders in connection with the appointment of Ms. Ho as a Director, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

3 August 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.